Filed by Professionally Managed Portfolios pursuant to Rule 425 under the Securities Act of
1933, as amended, and deemed filed under Rule 14a-6(b) under the
Securities and Exchange Act of 1934, as amended.
Subject Company: Professionally Managed Portfolios (SEC. File No. 811- 05037)
Level I Call Guide
(CONFIRM RECEIPT OF PROXY MATERIAL)

Trillium ESG Global Equity Fund
Trillium ESG Small/Mid Cap Fund
Each a Series of Professionally Managed Portfolios(“Trillium Funds”)

Good (morning, afternoon, evening), my name is (AGENT’S FULL NAME).
May I please speak with (SHAREHOLDER’S FULL NAME)?
(Re-Greet If Necessary)
I am calling on a recorded line regarding your current investment with the Trillium Funds. I wanted to confirm that you have received the proxy material that was previously sent to you for the Special Meeting of Shareholders scheduled to take place on October 5, 2023 regarding the reorganizations of the Trillium Funds into newly created funds of the JOHCM Funds Trust.

Have you received the information?
(Pause for response)

If “Yes” or positive response:
If you’re not able to attend the meeting, I can record your voting instructions by phone. The Board of Trustees of the Trillium Funds is recommending a vote “In Favor” of the proposal.

If “No” or negative response:
I would be happy to review the meeting agenda and record your vote by phone. However, the Board of Trustees of the Trillium Funds is recommending a vote “In Favor” of the proposal.

Would you like to vote along with the Board’s recommendation?
(Pause For Response)
(Review Voting Options with Shareholder If Necessary)
If we identify any additional accounts you own with the Trillium Funds before the meeting takes place, would you like to vote those accounts in the same manner as well?
(Pause For Response)
*Confirmation – I am recording your (Recap Voting Instructions). Today (Today’s Date & Time).
For confirmation purposes:
•Please state your full name. (Pause)
•According to our records, you reside in (city, state, zip code). (Pause)
•To ensure that we have the correct address for the written confirmation, please state your street address. (Pause)
Thank you. You will receive written confirmation of this vote within 3 to 5 business days. Upon receipt, please review and retain for your records. If you should have any questions, please call the toll-free number listed on the confirmation. Mr. /Ms. ___________, your vote is important and your time is greatly appreciated. Thank you and have a good (morning, afternoon, evening.)